

April 12, 2012

Via E-mail
Mr. Gregory C. Case
President and Chief Executive Officer
Aon Corporation
200 E. Randolph Street
Chicago, IL

Re: **Aon Corporation**
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 24, 2012
          File No. 001-07933

Dear Mr. Case:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

General

  1. We note that you have not yet filed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1A. Risk Factors
Operational and Commercial Risks
We rely on complex information technology systems and networks…, page 19

  2. You disclose that you rely on the efficient and uninterrupted operation of complex information technology systems and networks. You also disclose that all information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including computer viruses and security breaches, among others. Please tell us

whether you have experienced a computer virus, security breach, cyber attack or other computer related violation in the past. If you have experienced these types of events, tell us what consideration you gave to tailoring your risk factor disclosure to more clearly state that you have been subject to attacks in the past and to highlight the potential consequences of the types of attacks that are most concerning to you. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Principles and Practices
Revenue Recognition, page 76

3. Please provide us proposed disclosure to be included in future periodic reports that describe the "completion of the placement process" for brokerage commission revenue.

10. Income Taxes, page 99

4. Regarding the "Taxes on International Operations" adjustment from the US statutory corporate tax rate reconciliation presented in your table, please provide disclosure to be provided in future periodic reports that explain how this adjustment is determined. Also please disclose the impact on corporate income taxes as a result of changing the jurisdiction of incorporation to the U.K. and moving your headquarters to London.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments three and four. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on comments one and two. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant